MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheet

(Expressed in United States dollars)

As at,

	January 31, 2004 [Unaudited]	October 31, 2003 [Audited]
Assets		
Current assets:		
Cash and cash equivalents	$ 24,846	$ 79,233
Term Deposits	$ 75,997	$ 219,930
Deposits and other receivables	172,718	47,207
	273,561	346,370
Capital assets	-	3,768
Patents and trademarks	-	-
Royalty rights	-	-
	273,561	350,138
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	288,417	245,700
Shareholders' equity:		
Share capital:		
Authorized:		
2,000,000 special preference shares, redeemable, voting		
Unlimited common shares without par value		
Issued and outstanding:		
46,700,937 common shares (2002 - 46,700,937)	31,309,287	31,236,287
Contributed surplus	578,891	578,891
Deficit accumulated during the development stage	(31,903,034)	(31,710,740)
	(14,856)	104,438
Commitments and contingencies		
	$ 273,561	$ 350,138
	0	

See accompanying notes to consolidated financial statements.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and Deficit

(Expressed in United States dollars)

For the three month period ended January 31,

	2004	2003
	[unaudited]	[unaudited]
Revenue:		
Interest and other income	$ 521	$ 15,011
Costs and expenses (income):		
Administration	19,201	34,771
Professional fees	33,480	33,262
Wages and salaries	35,231	42,110
Research and development	83,075	77,111
Travel and entertainment	3,665	1,461
Amortization of patents and trademarks	-	8,949
Amortization of capital assets	3,768	8,011
Unrealized foreign exchange loss (gain)	14,395	(4,097)
	192,815	201,578
Net loss for the period	$ (192,294)	$ (186,567)
Deficit accumulated during the development stage, beginning of period	(31,710,740)	(30,260,775)
Deficit accumulated during the development stage, end of period	$ (31,903,034)	$ (30,447,342)
Loss per share - basic and diluted	$ (0.004)	$ (0.004)
Weighted average number of shares	49,271,317	46,700,937

See accompanying notes to consolidated financial statements.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Statement of Cash Flows
(Expressed in United States dollars)

For the three month period ended January 31,

	2004	2003
	[unaudited]	[unaudited]
Cash flows from operating activities:		
Net loss for the period	$ (192,294)	$ (186,567)
Adjustments to reconcile loss for		
the period to net cash used in operating activities:		
Amortization of patents and trademarks	-	8,949
Amortization of capital assets	3,768	8,011
Change in non-cash working capital items,		
Decrease (increase) in deposits and other receivables	(125,511)	55,762
Increase (decrease) in accounts payable and accrued liabilities	42,717	(45,562)
Net cash used in operating activities	(271,320)	(159,407)
Cash flows from investing activities:		
Capital assets, net	-	(734)
Patents and trademarks	-	(16,146)
Term Deposits	143,933	-
Net cash provided by (used in) investing activities	143,933	(16,880)
Cash flows from financing activities:		
Issue of common shares	73,000	-
Net cash provided by (used in) financing activities	73,000	-
Increase (decrease) in cash and cash equivalents	(54,387)	(176,287)
Cash and cash equivalents, beginning of period	79,233	983,939
Cash and cash equivalents, end of period	$ 24,846	$ 807,652
Supplemental cash flow information:		
Interest paid	-	-
Income taxes paid	-	-

Micromem Technologies Inc.

(A development stage company)

Management's Discussion and Analysis

For the three-month period ended January 31, 2004

The following discussion and analysis is intended to provide greater details of the results of operations and financial condition of the Company during the period. Certain statements under this caption constitute "forward-looking statements" which are subject to certain risks and uncertainties. The Company's actual results may differ significantly from the results discussed in such forward-looking statements.

Financial Results

The Company had no operating revenue in the period, its only activities being the development of its memory technologies under research collaboration agreements with the University of Toronto as discussed below. Its only income during the period was $521 compared to $15,011 for the same period in 2003.

Costs and expenses decreased to $192,815 during the period in 2004 from $201,578 during the same period in 2003.

The Company continued to focus its efforts in progressing the research and development of its memory technologies by incurring $83,075 during the period ended January 31, 2004 compared to $77,111 for the same period in 2003. The current year expenses relate to payments under the various research agreements with the University of Toronto.

All support costs as detailed have reduced in line with the reduced operations of the Company:

- Professional fees increased marginally to $33,480 during the period in 2004 from $33,262 in 2003;
- Wages and salaries decreased 16% to $35,231 from $42,110 in 2003; and
- Administration expenses decreased 45% to $19,201 from $34,771 in 2003.

Micromem had a net loss of $192,294 for the three month period ended January 31, 2004 or $0.004 per share, a marginal increase of 3% over the net loss of $186,567 for the three month period ended January 31, 2003 or $0.004 per share.

Financing Activities

The Company currently has no cash flow from operations and will have none until it is in a position to either license or directly produce and sell products utilizing its memory technologies.

Micromem currently has no lines of credit in place and must obtain equity financing from investors and from persons who hold outstanding options in order to meet its cash flow needs until it can generate revenues.

Micromem has granted to its directors, officers and other employees a number of options to purchase shares at prices that are at or above market price on the date of grant. None of the optionees has any obligation to exercise his options and there can be no assurance that Micromem will realize any funds.

In December 2003, the Company completed Unit private placements to two Canadian private investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. Under the private placements, the Company received $33,000 as subscription proceeds for the sale and issue of 300,000 Units. Each Unit consists of one Common Share and one Series A Warrant. Each Series A Warrant entitles the holder to purchase one Common Share and one Series B Warrant for $0.11 until expiry 12 months from the date of issue. Each Series B Warrant entitles the holder to purchase one additional Common Share for $0.11 until expiry 12 months from the date of issue.

In December 2003, the Company also completed a Unit private placement to one Canadian private investor pursuant to prospectus and registration exemptions set forth in applicable securities laws. Under the private placement, the Company received $40,000 as subscription proceeds for the sale and issue of 500,000 Units. Each Unit consists of one Common Share and one Series A Warrant. Each Series A Warrant entitles the holder to purchase one Common Share and one Series B Warrant for $0.08 until expiry 12 months from the date of issue. Each Series B Warrant entitles the holder to purchase one additional Common Share for $0.08 until expiry 12 months from the date of issue.

Since November 1, 2003 the company has raised $270,000 through equity private placements and exercise of options, to fund its working capital requirements.

Investing Activities

Micromem had no material commitments for capital expenditures as of January 31, 2004 or 2003. In March 2001, pursuant to an asset purchase agreement ("Asset Purchase Agreement") among Micromem and Pageant Technologies Inc. ("Pageant International") and Estancia Limited and Richard Lienau, Pageant International purchased from Estancia Limited and Richard Lienau all interests and royalties in respect of VEMRAM technology and all rights, entitlements and interests held by Estancia Limited and Richard Lienau under the previous Joint Ownership and Licensing Agreement dated as of September 17, 1997. The total consideration payable in respect of the purchased assets was $50 million in the form of cash and shares. Of this amount, $10 million was paid at closing through a cash payment of $2.0 million and the issuance by Micromem of 2,007,831 common shares valued at $3.98 per share. The balance of $40 million was to be payable in two equal amounts of $20 million each upon achievement of certain milestones provided that a minimum of 50% of each $20 million payment would be in the form of shares of Micromem.

As none of the milestones stipulated in the March 2001 Agreement were achieved during the three years following closing of the agreement, no further payments toward the $50 million purchase price were made to Estancia under the Asset Purchase Agreement, and furthermore, Pageant was deemed to have conveyed back a percentage of the VEMRAM Patents and to have granted a gross profits royalty to Estancia Limited such that Pageant remains holding a 60% interest in the VEMRAM Patents and it would be required to pay a 32% gross profits royalty to Estancia Limited in respect of the VEMRAM technology, as of March 9, 2004. Further details of the reversion are set forth in Micromem's 2003 Annual Report on Form 20-F filed with securities regulators.

On November 12, 2003, the Company entered into a second 2-year research collaboration agreement ("Second U of T Research Agreement") with Materials and Manufacturing Ontario ("MMO") and the University of Toronto. Through the collaboration, the Company has continued its involvement in the research and development of magnetic memory technology, carried out by a highly skilled research team. Under the agreement, which has a term of two years commencing on the date of the agreement, the Company has committed to providing $56,130 (CDN $81,000) per year in cash and $30,770 (CDN $44,400) per year of in kind contributions and MMO has committed to providing $58,900 (CDN$85,000) in cash. The combined cash contributions of the Company and MMO, $230,060 (CDN $332,000), will be used to cover the operating expenses of the research collaboration over a term of two years. MMO's funding of $117,800 (CDN $170,000) (or $58,900 (CDN $85,000) per year) will be paid directly to the University of Toronto and therefore is not reflected in the Company's financial statements. Under the agreement, the Company maintains its ownership of its portfolio of patents and intellectual property that was developed prior to or outside the scope of the agreement.

Risk Factors

The Company and the Company's investors face a number of significant risks, which remain substantially unchanged from those described in Part I, item 3-D, *" Risk Factors",* of the Company's 2003 Annual Report on Form 20-F filed with United States Securities and Exchange Commission (and filed with the Ontario, Alberta and Manitoba Securities Commissions through "SEDAR").